

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2020

Anil Diwan
President
NanoViricdes, Inc.
1 Controls Drive
Shelton, Connecticut 06484

> **Re: NanoViricides, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 24, 2020**
> **File No. 333-237370**

Dear Dr. Diwan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jacqueline Kaufman at 202-551-3797 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services